UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

New Fortress Energy Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

644393100

(CUSIP Number)

Jonathan Rotolo

157 Church Street, 20th Floor

New Haven, CT 06510

(203) 907-2858

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

_____________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 644393100	13D	Page 1 of 8 pages

1	Names of Reporting Persons Energy Transition Holdings LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 25,559,846
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 25,559,846
11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,559,846
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.2%
14	Type of Reporting Person OO

CUSIP No. 644393100	13D	Page 2 of 8 pages

1	Names of Reporting Persons Great Mountain Partners LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 25,559,846
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 25,559,846
11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,559,846
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.2%
14	Type of Reporting Person OO

CUSIP No. 644393100	13D	Page 3 of 8 pages

1	Names of Reporting Persons Jonathan Rotolo
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 25,559,846
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 25,559,846
11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,559,846
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.2%
14	Type of Reporting Person IN

CUSIP No. 644393100	13D	Page 4 of 8 pages

1	Names of Reporting Persons Alexander Thomson
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 25,559,846
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 25,559,846
11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,559,846
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.2%
14	Type of Reporting Person IN

CUSIP No. 644393100	13D	Page 5 of 8 pages

Explanatory Note

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on June 19, 2020 (as amended to date, the “Schedule 13D”), relating to the shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of New Fortress Energy Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following information:

On December 19, 2022, Energy Transition Holdings LLC sold 6,900,000 shares of Class A Common Stock at a price of $45.56 per share (the “Offering”) to J.P. Morgan Securities LLC (the “Underwriter”) pursuant to the terms and conditions of the underwriting agreement dated as of December 14, 2022 (the “Underwriting Agreement”), by and among Energy Transition Holdings LLC, the Issuer and the Underwriter.

In connection with the Underwriting Agreement, Energy Transition Holdings LLC has agreed that it will not dispose of or hedge any of its Class A Common Stock or securities convertible into or exchangeable for Class A Common Stock during the period ending 60 days after the date of the final prospectus used in connection with the Offering, subject to certain exceptions.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is filed as an exhibit to this Schedule 13D incorporated herein by reference.

CUSIP No. 644393100	13D	Page 6 of 8 pages

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 208,770,088 shares of Class A Common Stock outstanding as of December 13, 2022:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Energy Transition Holdings LLC	25,559,846	12.2%	0	25,559,846	0	25,559,846
Great Mountain Partners LLC	25,559,846	12.2%	0	25,559,846	0	25,559,846
Jonathan Rotolo	25,559,846	12.2%	0	25,559,846	0	25,559,846
Alexander Thomson	25,559,846	12.2%	0	25,559,846	0	25,559,846

Energy Transition Holdings LLC is the record holder of the securities reported herein.

Energy Transition Holdings LLC is managed by Great Mountain Partners LLC. Jonathan Rotolo and Alexander Thomson are the managers of Great Mountain Partners LLC and, in that capacity, have voting and dispositive power over the shares of Class A Common Stock held by Energy Transition Holdings LLC.

(c)       Except as described in Item 4 of the Schedule 13D, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock.

(d)       None.

(e)	Not applicable.

CUSIP No. 644393100	13D	Page 7 of 8 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented by inserting the following information:

Item 4 above summarizes certain provisions of the Underwriting Agreement and is incorporated herein by reference. A copy of the Underwriting Agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit	Description
C	Underwriting Agreement, dated December 14, 2022, by and among New Fortress Energy Inc., Energy Transition Holdings LLC and J.P. Morgan Securities LLC (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on December 16, 2022).

CUSIP No. 644393100	13D	Page 8 of 8 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2022

Energy Transition Holdings LLC
By: Great Mountain Partners LLC, Manager

By:	/s/ Jonathan Rotolo
Name: Jonathan Rotolo
Title: Manager

Great Mountain Partners LLC

By:	/s/ Jonathan Rotolo
Name: Jonathan Rotolo
Title: Manager

/s/ Jonathan Rotolo
Jonathan Rotolo

/s/ Alexander Thomson
Alexander Thomson